UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
BankAtlantic Bancorp, Inc.

(Name of Issuer)
Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
065908600

(CUSIP Number)
BFC Financial Corporation
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
Attn: Alan B. Levan, Chairman of the Board, President and Chief Executive Officer
(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 2, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	065908600

1	NAMES OF REPORTING PERSONS BFC Financial Corporation (I.R.S. No. 59-2022148)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		2,389,697(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,389,697(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,389,697(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
(1) The Reporting Person additionally owns 975,225 shares of the Issuer’s Class B Common Stock which are convertible at any time in the Reporting Person’s discretion on a share-for-share basis into the Issuer’s Class A Common Stock. Including these 975,225 shares of the Issuer’s Class B Common Stock, the Reporting Person may be deemed to be the beneficial owner of 3,364,922 shares of the Issuer’s Class A Common Stock, representing approximately 29.9% of the Issuer’s Class A Common Stock.

Amendment No. 1 to Schedule 13D
     This Amendment No. 1 to Schedule 13D is filed by BFC Financial Corporation (“BFC”) to amend Items 3, 4 and 5 of the Schedule 13D filed by BFC on August 28, 2008 (the “August 2008 Schedule 13D”) solely to report BFC’s recent purchases of an aggregate of 323,848 shares of Class A Common Stock of BankAtlantic Bancorp, Inc. (the “Issuer”) and BFC’s ownership position with respect to the Issuer’s Class A Common Stock after giving effect to such purchases.
Item 3: Source and Amount of Funds or Other Consideration
     BFC used funds from working capital to purchase the 323,848 shares of the Issuer’s Class A Common Stock reported hereby.
Item 4: Purpose of Transaction
     BFC, which may be deemed to control the Issuer, purchased the 323,848 shares of the Issuer’s Class A Common Stock reported hereby based on its belief that such stock was undervalued and represented an attractive investment opportunity.
     Notwithstanding BFC’s controlling interest in the Issuer, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, currently has any plans that would result in any of the occurrences enumerated in (a) through (j) of this Item 4. However, BFC may from time to time make additional investments in securities of the Issuer, either in the open market or privately negotiated transactions, or sell all or any part of its investment in the Issuer, as it deems appropriate in light of the circumstances existing from time to time. Additionally, BFC and/or Alan B. Levan and John E. Abdo (each of whom may be deemed to control BFC and the Issuer and serve as executive officers and directors of BFC and the Issuer) may in the future formulate a plan or make a proposal to the Issuer relating to any of the occurrences enumerated in (a) through (j) of this Item 4. Further, the Issuer may from time to time in the future award to its executive officers and directors, including Messrs. Levan and Abdo and D. Keith Cobb (who serves as a director of BFC and the Issuer), restricted shares of the Issuer’s Class A Common Stock and/or options to purchase shares of the Issuer’s Class A Common Stock, in each case under the Issuer’s stock incentive plan and as determined and approved by the Compensation Committee of the Issuer’s Board of Directors.
Item 5: Interest in Securities of the Issuer
     From December 2, 2008 through December 11, 2008, BFC purchased in the open market an aggregate of 323,848 shares of the Issuer’s Class A Common Stock for an aggregate purchase price of approximately $1,127,000. Information as to each of these purchases is set forth on Appendix A hereto, which is incorporated herein by reference.

     After giving effect to the share purchases described above, BFC currently owns 2,389,697 shares of the Issuer’s Class A Common Stock, representing approximately 23.2% of the issued and outstanding shares of such stock. BFC additionally owns 975,225 shares of the Issuer’s Class B Common Stock which are convertible at any time in BFC’s discretion on a share-for-share basis into the Issuer’s Class A Common Stock. Including these 975,225 shares of the Issuer’s Class B Common Stock, BFC may be deemed to be the beneficial owner of 3,364,922 shares of the Issuer’s Class A Common Stock, representing approximately 29.9% of such stock.
     To the best of BFC’s knowledge, other than as amended hereby to report BFC’s current ownership interest in the Issuer’s Class A Common Stock and reductions in the number of shares of the Issuer’s Class A Common Stock beneficially owned by each of BFC’s executive officers, directors and control persons as a result of the one-for-five reverse stock split effected by the Issuer on September 26, 2008, the information contained in Item 5 of the August 2008 Schedule 13D remains accurate.
     Other than the 323,848 shares of the Issuer’s Class A Common Stock purchased by BFC as described herein, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, has effected any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 17, 2008
Date
BFC Financial Corporation
/s/ Alan B. Levan
Signature
Alan B. Levan/Chief Executive Officer
Name/Title

APPENDIX A
DATE OF PURCHASE, NUMBER OF SHARES PURCHASED AND PURCHASE PRICE
FOR EACH OF THE PURCHASES REPORTED UNDER THIS
AMENDMENT NO. 1 TO SCHEDULE 13D

Date of Purchase	Number of Shares Purchased	Purchase Price
December 2, 2008	1,500	$2.38
December 2, 2008	5,800	$2.39
December 2, 2008	1,600	$2.40
December 2, 2008	300	$2.41
December 2, 2008	800	$2.42
December 2, 2008	2,700	$2.43
December 2, 2008	1,400	$2.45
December 2, 2008	6,700	$2.53
December 2, 2008	400	$2.54
December 2, 2008	900	$2.55
December 2, 2008	3,100	$2.58
December 2, 2008	700	$2.60
December 2, 2008	100	$2.61
December 2, 2008	400	$2.62
December 3, 2008	200	$3.00
December 3, 2008	4,400	$3.08
December 3, 2008	2,800	$3.09
December 3, 2008	26,149	$3.10
December 3, 2008	3,200	$3.12
December 3, 2008	4,300	$3.13
December 4, 2008	3,500	$3.00
December 4, 2008	3,400	$3.01
December 4, 2008	7,500	$3.05
December 4, 2008	4,700	$3.06
December 4, 2008	2,200	$3.07
December 4, 2008	100	$3.09
December 4, 2008	900	$3.12
December 4, 2008	100	$3.13
December 4, 2008	300	$3.14
December 4, 2008	3,000	$3.15
December 4, 2008	3,100	$3.16
December 4, 2008	2,400	$3.17
December 4, 2008	300	$3.21
December 4, 2008	100	$3.25
December 4, 2008	300	$3.26
December 4, 2008	500	$3.32
December 4, 2008	2,500	$3.34
December 4, 2008	6,149	$3.35

Date of Purchase	Number of Shares Purchased	Purchase Price
December 5, 2008	200	$2.98
December 5, 2008	1,100	$3.06
December 5, 2008	200	$3.10
December 5, 2008	4,000	$3.18
December 5, 2008	500	$3.22
December 5, 2008	4,400	$3.25
December 5, 2008	1,700	$3.28
December 5, 2008	20,049	$3.30
December 5, 2008	8,900	$3.34
December 8, 2008	300	$3.75
December 8, 2008	7,300	$3.76
December 8, 2008	1,500	$3.83
December 8, 2008	2,000	$3.85
December 8, 2008	200	$3.87
December 8, 2008	6,000	$3.90
December 8, 2008	1,400	$3.92
December 8, 2008	10,800	$4.00
December 8, 2008	1,700	$4.01
December 8, 2008	1,300	$4.02
December 8, 2008	2,300	$4.05
December 8, 2008	500	$4.09
December 8, 2008	10,500	$4.10
December 8, 2008	1,567	$4.11
December 9, 2008	200	$3.60
December 9, 2008	200	$3.63
December 9, 2008	500	$3.71
December 9, 2008	2,600	$3.72
December 9, 2008	500	$3.73
December 9, 2008	400	$3.74
December 9, 2008	3,000	$3.75
December 9, 2008	1,600	$3.77
December 9, 2008	2,400	$3.79
December 9, 2008	19,400	$3.80
December 9, 2008	11,967	$3.81
December 9, 2008	1,500	$3.83
December 9, 2008	3,100	$3.85
December 10, 2008	3,600	$3.66
December 10, 2008	2,100	$3.67
December 10, 2008	900	$3.69
December 10, 2008	100	$3.74
December 10, 2008	12,100	$3.75
December 10, 2008	4,800	$3.80
December 10, 2008	3,700	$3.83
December 10, 2008	17,400	$3.84
December 10, 2008	2,667	$3.85
December 11, 2008	100	$3.80
December 11, 2008	9,900	$3.82
December 11, 2008	800	$3.83
December 11, 2008	21,400	$3.85